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                                                           Exhibit 99(g)(1)

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


----------------------------------------)
                                        )
TAAM ASSOCIATES, INC.                   )
                                        )
               Plaintiff,               )
                                        )
     v.                                 )          C.A. No. 16305-NC
                                        )
JAMES F. CALVANO, ROBBIN L. AYERS,      )
JOHN M. FOWLER, BRIAN J. FITZPATRICK,   )
WILLIAM D. GUTH, SANFORD  MILLER,       )
MONEYGRAM PAYMENT SYSTEMS, INC.,        )
AND VIAD CORP.,                         )
                                        )
               Defendants.              )
----------------------------------------


                             CLASS ACTION COMPLAINT


          Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

          1. Plaintiff has been the owner of the common stock of MoneyGram Payment Systems, Inc., ("MoneyGram" or the "Company") since prior to the transaction herein complained of and continuously to date.

          2. MoneyGram is a corporation duly organized and existing under the laws of the State of Delaware. The Company was founded by American Express in 1988 and became a separate publicly-traded company in 1996 following its federally mandated divesture by First Data Corporation, a former subsidiary of American Express. MoneyGram provides money wire transfer and express bill payment services, phone card sales and money orders through agent locations throughout the United States.


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          3.   Defendant Viad Corp. ("Viad") is a Delaware corporation based in
Phoenix, Arizona and provides payment services, airline catering, convention services and travel and leisure services.

          4. Defendant James F. Calvano is Chairman of the Board and Chief Executive Officer of the Company.

          5. Defendant Robbin L. Ayers is an Executive Vice President and Director of the Company.

          6. Defendant John M. Fowler is an Executive Vice President and Director of the Company.

          7. Defendants Brian J. Fitzpatrick, William D. Guth and Sanford Miller are Directors of the Company.

          8. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of MoneyGram and owe them the highest obligations of good faith and fair dealing.


                            CLASS ACTION ALLEGATIONS

          9. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.


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     10. This action is properly maintainable as a class action because:

         (a) The class is so numerous that joinder of all members is impracticable. As of April 10, 1997, there were approximately 16,625,000 shares of MoneyGram common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders;

         (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owned by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

         (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

         (d) Defendants have acted in manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

         (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent

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or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

        11. On January 28, 1998, MoneyGram announced earnings for the fourth quarter ending December 31, 1997 that were substantially below analysts' estimates. The Company noted that the fourth-quarter results included charges for impairment reserves on certain underperforming agent contacts, entered into prior to 1996, with guaranteed minimum commission payments. Charges were also recorded for non-recurring expenses of converting MoneyGram operations, which had been conducted under licenses held by First Data Corporation in various state jurisdictions, to licenses issued directly to MoneyGram. Additionally, the Company also took reserves for miscellaneous asset write downs and other items. As a result of this temporary earnings downturn, the price of MoneyGram stock has declined and does not reflect the intrinsic value of the Company.

        12. On April 6, 1998, MoneyGram and Viad announced that they had entered into a definitive merger agreement whereby Viad will acquire MoneyGram in a transaction valued at $287 million. Under the terms of the transaction as presently proposed, Viad will commence a cash tender offer for all of MoneyGram's



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outstanding common shares at a price of $17.00 per share. The tender offer will be followed by a merger in which any untendered shares of MoneyGram will be acquired for $17.00 per share in cash.

        13. Defendants have attempted to portray the Viad offer as fair to the Company's shareholders by claiming that the $17 per share offer represents 22.5 times analyst's projected earnings for 1998. However, this analysis is flawed and significantly undervalues the Company because, under Generally Accepted Accounting Principles ("GAAP"), the Company's projected earnings do not reflect the value of the Company's $58 million deferred tax asset. Additionally, analysts' projections of the Company's earnings for 1998 are far from uniform. For example, James Marks of Credit Suisse First Boston estimates that the Company will achieve earnings per share of $1.31, which would reduce the price to earnings multiple on Viad's offer to 13.

        14. The price to earnings multiple analysis is also flawed and seriously undervalues the Company because, under GAAP, MoneyGram's earnings are significantly reduced by contract amortization charges that are the result of the Company's separation from First Data Corporation and are not indicative of conditions under which new agent contracts are being signed. Furthermore, the projections used by defendants to portray the offer as "fair" are significantly lower than other estimates. Since, according to the joint press release "[t]he wire transfer market has been growing 20 to 30 percent per year for the last ten years," defendants' reliance



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on the price to earnings multiple analysis to justify the offer is seriously flawed.

        15. By entering into the agreement with Viad, the MoneyGram Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities on its directors and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the MoneyGram shareholders.

        16. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of MoneyGram's highest transactional value.

        17. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of MoneyGram. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to MoneyGram's public shareholders.

        18. The Individual Defendants' fiduciary obligations under these circumstances require them to:




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                (a)  Undertake an appropriate evaluation of MoneyGram's net worth as a merger/acquisition candidate; and

                (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for MoneyGram's public shareholders.

        19. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Viad without making the requisite effort to obtain the best offer possible.

        20. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of MoneyGram's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of MoneyGram common stock.

        21. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

                (a) The intrinsic value of MoneyGram common stock is materially in excess of the amount offered for those securities in their merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

                (b) The merger price in not the result of an appropriate consideration of the value of MoneyGram because the MoneyGram Board approved the proposed merger without undertaking




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steps to accurately ascertain MoneyGram's value through open bidding or at least a "market check mechanism"; and

        (c) By entering into the agreement with Viad, the Individual Defendants have allowed the price of MoneyGram stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of MoneyGram stock.

    22. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

    23. Defendant Viad has knowingly aided and abetted the breaches of fiduciary duty committed by the other defendants to the detriment of MoneyGram's public shareholders. Indeed, the proposed merger could not take place without the active participation of Viad. Furthermore, Viad and its shareholders are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.

    24. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

     B. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under,

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in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

     C. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

     D. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

     E. Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and

     F. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.


                                        ROSENTHAL, MONHAIT, GROSS
                                        & GODDESS, P.A.

                                        By  /s/ ILLEGIBLE
                                          --------------------------------
                                        Suite 1401, Mellon Bank Center
                                        P.O. Box 1070
                                        Wilmington, DE 19899-1070
                                        (302) 656-4433
                                        Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY 10016
(212) 779-1414


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